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                               February 24, 2021

       Andrew McBride
       Chief Financial Officer and Secretary
       Gores Technology Partners, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Technology
Partners, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-252640

       Dear Mr. McBride:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 2, 2021

       Risk Factors, page 72

   1. We note your disclosure that the exclusive forum provision in your warrant agreement applies to actions
arising under the Securities Act. Please revise to state that there is uncertainty as to
whether a court would enforce such provision. Please also state that investors cannot waive
compliance with the federal securities laws and the rules and regulations thereunder.
In that regard, we note that Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
   2. Tell us how your exclusive forum provision contained in your warrant agreement is consistent with your
different exclusive forum provision that applies to derivative actions.
 Andrew McBride
Gores Technology Partners, Inc.
February 24, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameAndrew McBride                            Sincerely,
Comapany NameGores Technology Partners, Inc.
                                                            Division of
Corporation Finance
February 24, 2021 Page 2                                    Office of
Technology
FirstName LastName